United States securities and exchange commission logo





                              May 27, 2021

       Dennis Nguyen
       Chief Executive Officer
       Society Pass Incorporated
       701 S. Carson Street, Suite 200
       Carson City, NV 89701

                                                        Re: Society Pass
Incorporated
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 14,
2021
                                                            CIK No. 0001817511

       Dear Mr. Nguyen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form S-1

       Capitalization, page 31

   1. We note your response to comment 19 that the additional series C convertible preferred stock valued at
$558,000 is contingent consideration you will recognize upon the completion of the
initial public offering. Please confirm to us that this issuance will be reflected in your
Capitalization and Dilution pro forma presentation.
       Management Discussion and Analysis of Financial Condition and Results of Operations, page 33

   2. We note your revised disclosure in your MD&A in response to comment 7. Please further revise your disclosure
in your MD&A to describe with greater specificity and quantify the impact of COVID-19 on
your operations, as well as update your disclosure regarding
 Dennis Nguyen
Society Pass Incorporated
May 27, 2021
Page 2
         known trends and uncertainties that have had or likely will have a material impact on your business and results of operations as a result of COVID-19. In this regard, we note the content of Note 16, Subsequent Events, on page F-89. Please refer to CF
         Disclosure Guidance: Topic No. 9 for further guidance.
Consumer Facing Business, page 61

3. We note your response to comment 11 and your revisions to your disclosure. In this regard, under the picture of your #HOTTAB branded mobile payment device on page 67, in the sentence captioned as 1), please revise to make clear that it is presently not available.
Financial Statements of Society Pass Incorporated
Note - 3 Summary of Significant Accounting Policies
Share-Based Compensation, page F-18

4. We have reviewed your response comment 18. We note from your disclosure that your share-based payment awards are recorded in accordance with ASC 718. Please provide the disclosures required by ASC 718-10-50.
       You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDennis Nguyen                               Sincerely,
Comapany NameSociety Pass Incorporated
                                                              Division of
Corporation Finance
May 27, 2021 Page 2                                           Office of Trade &
Services
FirstName LastName